Exhibit 99.1

Futu Provides Regulatory Update in China

HONG KONG, Dec. 30, 2022 (GLOBE NEWSWIRE) -- Futu Holdings Limited (“Futu” or the “Company”) (Nasdaq: FUTU), a leading tech-driven online brokerage and wealth management platform, today makes the following announcement:

Futu noted that the China Securities Regulatory Commission (the “CSRC”) posted an announcement on December 30, 2022 relating to the Company’s cross-border operations in mainland China. Futu will fully cooperate with the CSRC and take all necessary measures to review its cross-border operations in mainland China and to comply with all applicable rules and regulations.

The Company will proactively seek guidance from and cooperate with the CSRC in connection with its efforts to ensure legal compliance of its business activities in mainland China. In the meantime, the Company will continue to provide high-quality services to existing clients in China and further strengthen and expand its international operations.

About Futu Holdings Limited

Futu Holdings Limited (Nasdaq: FUTU) is an advanced technology company transforming the investing experience by offering a fully digitalized brokerage and wealth management platform. The Company primarily serves the emerging affluent population, pursuing a massive opportunity to facilitate a once-in-a-generation shift in the wealth management industry and build a digital gateway into broader financial services. The Company provides investing services through its proprietary digital platforms, Futubull and moomoo, each a highly integrated application accessible through any mobile device, tablet or desktop. The Company’s primary fee-generating services include trade execution – which allows its clients to trade securities, such as stocks, ETFs, warrants, options and futures across different markets – as well as margin financing and securities lending. Futu has also embedded social media tools to create a network centered around its users and provide connectivity to users, investors, companies, analysts, media and key opinion leaders.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Futu’s control. Futu may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Futu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Futu’s goal and strategies; Futu’s expansion plans; Futu’s future business development, financial condition and results of operations; Futu’s expectations regarding demand for, and market acceptance of, its credit products; Futu’s expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; regulatory environment; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Futu’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Futu does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Investor Relations
Futu Holdings Limited
ir@futuholdings.com